EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

PLACE OF
SUBSIDIARY	INCORPORATION	D/B/A NAME

Datawatch International Limited	England and Wales	Datawatch International Limited

Datawatch Pty Ltd.*	Australia	Datawatch Pty Ltd.

Datawatch Europe Limited*	England and Wales	Datawatch Europe

Datawatch GmbH*	Germany	Datawatch GmbH

Datawatch Analytics (Singapore) Pte Ltd. *	Singapore	Datawatch Analytics (Singapore) Pte Ltd.

Panopticon Software Inc.	Delaware	Panopticon Software Inc.

Panopticon Software AB	Sweden	Panopticon Software AB

Panopticon Development AB **	Sweden	Panopticon Development AB

*All of the shares of capital stock of Datawatch Pty Ltd., Datawatch Europe Limited, Datawatch GmbH and Datawatch Analytics (Singapore) Pte Ltd. are owned by Datawatch International Limited.

**All of the shares of capital stock of Panopticon Development AB are owned by Panopticon Software AB.